As filed with the Securities and Exchange Commission on October 31, 2006

                                       Investment Company Act File No. 811-21285
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE TO

                         ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                               (Amendment No. 1)

                Man-Glenwood Lexington Associates Portfolio, LLC
                ------------------------------------------------
                                (Name of Issuer)

                Man-Glenwood Lexington Associates Portfolio, LLC
                ------------------------------------------------
                     (Names of Person(s) Filing Statement)

                      Limited Liability Company Interests
                      -----------------------------------
                         (Title of Class of Securities)


                     (CUSIP Number of Class of Securities)
                     -------------------------------------

                               Steven Zoric, Esq.
                Man-Glenwood Lexington Associates Portfolio, LLC
                        123 N. Wacker Drive, 28th Floor
                               Chicago, IL 60606
                                 (312) 881-6500
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                   --------------------------------------------

                                   COPIES TO:
                            Michael S Caccese, Esq.
                  Kirkpatrick & Lockhart Nicholson Graham LLP
                         State Street Financial Center
                               One Lincoln Street
                                Boston, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington Associates Portfolio, LLC (the "Fund") relating to an offer to purchase (the "Offer") up to $17,500,000 of limited liability company interests ("Interests") in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of Interests as of September 30, 2006 and originally filed with the Securities and Exchange Commission on August 1, 2006, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on August 31, 2006 (the "Expiration Date"). Pursuant to the Offer, $6,352,656.83 of Interests were tendered and accepted by the Fund, at a net asset value of $1,202.79 as determined as of September 30, 2006.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  MAN-GLENWOOD LEXINGTON ASSOCIATES
                                  PORTFOLIO, LLC



                                  By: /s/ John B. Rowsell
                                      --------------------------
                                      John B. Rowsell
                                      President

October 31, 2006